Exhibit 99.1

E-Home Household Service Holdings Limited Signs Transfer Agreements to Expand Its Household Services Business

FUZHOU, China, August 10, 2021 /PRNewswire/ -- E-Home Household Service Holdings Limited (Nasdaq: EJH) (the "Company" or "E-Home"), a provider of integrated household services in China, today announced that its affiliated variable interest entity, Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. ("E-Home Pingtan") had entered into (i) an equity transfer agreement to acquire 33% equity interests of Fujian Happiness Yijia Family Service Co., Ltd. (“Happiness Yijia”) in cash; (ii) an equity transfer agreement to acquire 100% equity interests of Fujian Jin Ri Dao Jia Technology Co., Ltd. (“Jin Ri Dao Jia”) in cash; and (iii) an equity transfer agreement to acquire 55% equity interests of Fujian Zhi Xie Education Technology Development Co., Ltd. (“Zhi Xie Education”) and 55% equity interests of Fuzhou Ju Shang Enterprise Management Consulting Co., Ltd. (“Ju Shang Enterprise”) in cash.

E-Home Pingtan currently owns 67% equity interests of Happiness Yijia. Formed in 2015, Happiness Yijia is a renowned provider of nanny and maternity matron services in Fuzhou City, China and one of the largest household services companies in Fujian Province, China. Upon the closing of the acquisition, E-Home Pingtan will own 100% equity interests of Happiness Yijia.

Jin Ri Dao Jia is a well-known home services platform in Fujian Province, China that focuses on “Internet + Service” and provides B2B2C household services. The acquisition of 100% equity interests of Jin Ri Dao Jia is anticipated to incorporate Jin Ri Dao platform and house cleaning business into E-Home’s network, complement and enhance E-Home’s housekeeping segment, and accelerate the implementation of the Company’s strategy of “Internet + Household + Senior Care.”

Zhi Xie Education and Ju Shang Enterprise are engaged in the business of corporate talent education and provide business leaders with training and consulting with respect to various fields of business management, including equity incentives, fiscal and tax management and business models. Zhi Xie Education was recognized as a National High-Tech Enterprise in 2019. Zhi Xie Education, through online and in-person programs, helps management of small and medium enterprises (SMEs) gain a better understanding of business management. The Company expects to strengthen and expand its in-house training system, via the acquisition of 55% equity interests of each of Zhi Xie Education and Ju Shang Enterprise. With E-home’s current venues, system and related supports for training services, E-home will build the integrated training site covering both household services staffs and corporate management talents.

Wenshan Xie, Chairman and Chief Executive Officer of the Company, commented, “We believe that with the recent three-child policy, the demand for child care, housekeeping and other household services will further rise, and our acquisitions of stakes in the four companies will help further expand our household services and enable us to better seize the opportunities brought by the three-child policy.”

About Fujian Happiness Yijia Family Service Co., Ltd.

Founded in 2015, Happiness Yijia is located in Fuzhou City, China. It engages in a range of services, including care services, housekeeping, commercial facilities cleaning and urban waste disposal.

About Fujian Jin Ri Dao Jia Technology Co., Ltd.

Founded in 2018, Jin Ri Dao Jia is located in Fuzhou City, China. It is an information technology company that focuses on “Internet + Service” and B2B2C household services.

About Fujian Zhi Xie Education Technology Development Co., Ltd.

Founded in 2017, Zhi Xie Education is located in Fuzhou City, China. Zhi Xie Education is engaged in the provision of business management solutions, education software development, and information consultancy for SMEs in Fujian Province, China. Zhi Xie Education is an affiliated entity of Ju Shang Enterprise, and Ju Shang Enterprise owns 40% equity interests of Zhi Xie Education.

About Fuzhou Ju Shang Enterprise Management Consulting Co., Ltd.

Founded in 2011, Ju Shang Enterprise is located in Fuzhou city, China. It offers consulting services in the fields of corporate management, information technology and education, among others.

About E-Home Household Service Holdings Limited

E-Home Household Service Holdings Limited is a household service company based in Fuzhou, China. The Company, through its website and WeChat platform "e家快服", provides integrated household services, including appliance maintenance, housekeeping and care services. For more information, visit the Company's website at http://www.ej111.com/ir.html.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions are intended to identify such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to consider risk factors, including those described in the Company's filings with the SEC, that may affect the Company's future results.

For more information, please contact:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com